UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52661 / October 25, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12091

	:	
In the Matter of Western United	:	ORDER INSTITUTING
Holding Company,	:	PROCEEDINGS, MAKING FINDINGS,
	:	AND REVOKING REGISTRATION OF
Respondent.	:	SECURITIES PURSUANT TO
	:	SECTION 12(j) OF THE SECURITIES
		EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Western United Holding Company ("WUHC" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

1.   WUHC's Variable Rate Cumulative Preferred Stock, Series A ("the Preferred Stock") was registered pursuant to Section 12(b) of the Exchange Act since January 2003 and was listed on the American Stock Exchange until its delisting on February 18, 2004. As of February 18, 2004 after the Preferred Stock's delisting from the American Stock Exchange, the Preferred Stock was deemed registered under Section 12(g) because WUHC had at least 300 shareholders of record. The Preferred Stock is from time to time quoted on the "Pink Sheets" disseminated by Pink Sheets LLC under the symbol "WUHCP."

2.   WUHC has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while the Preferred Stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since December 2003 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2003.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of Respondent's Preferred Stock registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary